UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PRECIPIO, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
74019L107
(CUSIP Number)
June 29, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	74019L107

1	Names of Reporting Persons
David Cohen
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
947,798
	6	Shared Voting Power

	7	Sole Dispositive Power
947,798
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
947,798
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
11.2%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

Precipio, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4 Science Park, New Haven, Connecticut 06511.

Item 2.

(a)	Name of Person Filing:

David Cohen

(b)	Address of Principal Business Office or, if None, Residence:

c/o Standard Oil

299 Bishop Avenue

Bridgeport, CT 06610

(203) 218-0897

(c)	Citizenship:

United States

(d)	Title and Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP No.:

74019L107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

947,798 shares of Common Stock consisting of: (i) 562,708 shares of Common Stock; (ii) 185,704 shares of Series A Senior Convertible Preferred Stock which are currently convertible into 185,704 shares of Common Stock; (iii) a warrant to purchase 7,500 shares of Common Stock; (iv) 60,219 shares of Common Stock that are issuable on conversion ofa Convertible Promissory Note; and (v) an option to purchase 131,667 shares of Common Stock (or Series A Senior Convertible Preferred Stock which are convertible into 131,667shares of Common Stock).

(b)	Percent of Class:

11.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

947,798

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

947,798

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2017	/s/ David Cohen
David Cohen